

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Michael Weisz
Chief Executive Officer of Yieldtreet Management, LLC
YS RE RAF I LLC
300 Park Avenue, 15th Floor
New York, New York 10022

> **Re: YS RE RAF I LLC**
> **Post-Qualification Amendment to Offering Statement on Form 1-A POS**
> **Filed November 6, 2023**
> **File No. 024-11755**

Dear Michael Weisz:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment filed November 6, 2023

General

1.   We note your response to prior comment 1 and your response to comment 3 of our comment letter dated July 21, 2023. Please provide information and an analysis under Section 3 of the Investment Company Act of 1940 (the "40 Act") with respect to whether the Company is an investment company within the meaning of the 40 Act. As part of your response, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the 40 Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities."

2.   We note your response to prior comment 1 and your response to comment 3 of our comment letter dated July 21, 2023. The Company refers to "control rights" that give it the ability to exert a controlling influence over the business and affairs of the joint ventures. Please elaborate on the control rights to which the Company is referring.

3.   We note your response to comment 3 of our comment letter dated July 21, 2023. The

Company states that it intends to "meet the portfolio test set forth by the Commission in no-action letters." Please discuss the no-action letters that support the Company's position, including a discussion of the portfolio test and an analysis of how the Company would meet the portfolio test.

4. We note your response to comment 3 of our comment letter dated July 21, 2023. In the discussion of "qualifying interests," the Company refers to "positions taken in SEC staff no-action letters." Please identify the letters and include a discussion and analysis as to why the letters support the Company's position.

5. Please update the filing to include the required interim financials. See Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn